Exhibit 99.1

Youlife Group Inc. Announces Non-Binding Letter of Intent with Anlian HR to Advance its OMO Strategy and Strengthen End-to-End Blue-Collar Talent Services

BEIJING, Jan. 23, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it has entered into a non-binding letter of intent (the “LOI”) , setting forth the parties’ preliminary intention for Youlife to acquire Anlian HR Limited (“Anlian HR”), a well-established OMO (Online-Merge-Offline) blue-collar recruitment platform provider in China.

The Company believes this potential combination would support Youlife’s long-term strategy to build a comprehensive, full-cycle blue-collar talent services ecosystem by enhancing recruitment delivery capabilities, strengthening offline service execution, and advancing lifecycle workforce management. Youlife believes this strategic direction positions the Company to capture opportunities emerging from ongoing digital transformation and consolidation in China’s blue-collar labor services sector.

Strategic Rationale: Enhancing Full-Cycle Capabilities Across Recruitment and Workforce Services

Youlife believes the OMO model is increasingly becoming the preferred industry approach because it addresses two fundamental challenges—operational efficiency and trust—through closed-loop delivery. Anlian HR is an established operator of this model, combining digital talent engagement with a nationwide offline service network to support recruitment and employment delivery. Anlian HR has developed online user engagement capabilities through the “Anlian Service” mini-program, reward center, and job fair live-streaming initiatives.

If consummated, the proposed transaction is expected to strengthen Youlife’s platform by expanding its digital reach while reinforcing full-cycle service capabilities across the blue-collar employment lifecycle. Anlian HR’s digital engagement model—including live-streamed recruitment and owned community operations—is expected to enhance user acquisition efficiency, engagement, and conversion, while its digital tools and accumulated data assets are expected to support more data-driven decision-making and continuous operational optimization across Youlife’s broader ecosystem.

Youlife also expects the integration to tighten the connection between vocational education, recruitment delivery, and ongoing employee services by positioning recruitment as a more seamless bridge from training to placement and lifecycle workforce management. By incorporating Anlian HR’s recruitment delivery capabilities, the Company expects to improve talent placement efficiency, strengthen feedback loops that inform vocational education offerings, and enhance post-placement services—supporting more standardized, scalable, and trusted OMO execution across the platform.

Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Youlife, emphasized, “We believe the blue-collar employment services market is entering a new stage where value creation increasingly depends on end-to-end delivery and trusted offline execution, enabled by scalable digital operations. the proposed transaction represents a strategic initiative undertaken during a period of industry consolidation. Through this integration, the Company expects to further advance platform development covering the full blue-collar employment lifecycle and both online and offline service scenarios. In a large and steadily growing blue-collar labor market in China, Youlife believes this approach will strengthen its ecosystem competitiveness and marks an important step in the Company’s evolution toward an integrated platform positioned to help shape the industry’s future.”

The LOI is non-binding, and the completion of any transaction remains subject to the negotiation and execution of definitive agreements, completion of due diligence, satisfaction of customary closing conditions, and applicable corporate and regulatory approvals. There can be no assurance that the parties will enter into definitive documentation or that any transaction will be completed.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Zhuhong Ruan

youlife.ir@youlanw.com

(86) 13917429808